

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Steven M. Hamil
Chief Financial Officer
Ebix, Inc.
1 Ebix Way
Johns Creek, Georgia 30097

> **Re: Ebix, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **File No. 000-15946**

Dear Mr. Hamil :

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Technology

cc:    Robin Raina, Chief Executive Officer